UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021.

Commission File Number:  0-55139

QUATERRA RESOURCES INC.
(Translation of registrant's name into English)

1100-1199 West Hastings Street
Vancouver, BC V6E 3T5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quaterra Resources Inc.
Date:	August 17, 2021		(Registrant)

		By:	/s/ Stephen Goodman

			Name:	Stephen Goodman
			Title:	President

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release dated August 16, 2021